1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

March 17, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn:                    Barbara C. Jacobs

Gabriel Eckstein

Kathleen Collins

David Edgar

Re:                             Yext, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted February 27, 2017

CIK No. 0001614178

Registration Statement on Form S-1

Filed March 13, 2017

File No. 333-216642

Ladies and Gentlemen:

On behalf of our client, Yext, Inc. (“Yext” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 13, 2017 (the “Comment Letter”), relating to the Company’s above-captioned Amendment No. 1 to draft Registration Statement on Form S-1.  The Company is concurrently filing via EDGAR this letter and Amendment No. 1 to Registration Statement on Form S-1 (file no. 333-216642) (the “Registration Statement”).

The Registration Statement submitted via EDGAR is marked in accordance with Rule 310 of Regulation S-T.  For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LOS ANGELES      NEW YORK      PALO ALTO

SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

indicated, page references herein correspond to the page of the Registration Statement.  References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Prospectus Summary

Overview, page 1

1.                                      We note your revisions on page 2 in response to prior comment 1. Please revise to explain how you adjusted the revenue per location calculation to account for pricing offerings at lower levels when entering new international markets. Clarify the effect of this adjustment on your estimated addressable market.

RESPONSE TO COMMENT 1:

In connection with the Staff’s comment, the Company has further supplemented its disclosure about its estimates of total addressable market on pages 2, 35 and 79 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance, page 53

2.                                      You state that the number of locations listed in your Knowledge Engine Platform totaled approximately 350,000 as of January 31, 2014 and nearly 1.0 million as of January 31, 2017. Please tell us whether the number of locations as disclosed in the Overview section are the same as the locations managed by your customers as discussed here. If so, explain why the amounts differ for each disclosure or revise. For example, you should disclose the actual number of locations at January 31, 2017 as opposed to referring to nearly one million locations. If these disclosures are intended to provide different metrics, revise to clarify how each of these measures is defined.

RESPONSE TO COMMENT 2:

The Company has revised the disclosure at pages 2 and 73 in the Overview to refer to the Company’s locations managed as of January 31, 2017, the same metric used on page 53.  The Company has also revised references to the number of locations managed throughout the body of the prospectus included in the Registration Statement with greater precision.

****

****

Please direct your questions or comments regarding this letter or the Registration Statement to the undersigned or Mark Bass at (202) 973-8800.  Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael C. Labriola

Michael C. Labriola

cc:                                Howard Lerman

Steve Cakebread

Ho Shin

Yext, Inc.

Larry W. Sonsini, Esq.

Robert D. Sanchez, Esq.
                                                Megan J. Baier, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Brent B. Siler, Esq.

Brian F. Leaf, Esq.

Nicole C. Brookshire, Esq.

Cooley LLP